The securities to which this Agreement relate have not been registered under the United States Securities Act of 1933, as amended, or any State securities laws, and such securities may not be offered, sold or resold in the United States of America or to U.S. Persons (as defined herein) without registration under such Act and applicable State securities laws, unless an exemption from registration is available.

PRIVATE PLACEMENT SUBSCRIPTION AGREEMENT
(Units – common shares & warrants)

To:        EURASIAN MINERALS INC. (the “Company”)

Re:        Subscription for Securities of the Company

Details of Subscription: The undersigned (the “Subscriber”) hereby irrevocably subscribes for and agrees to purchase from the Company, on the terms and conditions set forth herein and in the attached schedules, that number of units of the Company (“Units” or “Securities”) set out below at a price of CAD($) 2.50 per Unit. Each Unit shall consist of one common share of the Company (a “Share”) and one transferable common share purchase warrant (a “Warrant”). Each Warrant shall entitle the holder to purchase one common share of the Company (a “Warrant Share”) for a period of five years at a price of CAD($) 3.50 in the first year, CAD($) 4.00 in the second year, CAD($) 4.50 in the third year, CAD($) 5.00 in the fourth year and CAD($) 5.50 in the fifth year.

If, after the four month anniversary of the issuance of the Securities, the volume weighted average price of the Shares on the TSX Venture Exchange over a period of 30 consecutive trading days equals or exceeds 130% of the applicable exercise price of the Warrants at the end of such 30 day period, the Company may give, within five trading days thereof, notice to the holder of the Warrants that the Warrants must be exercised within 15 trading days of receipt of such notice (receipt shall be deemed to be the fifth trading day after the notice is mailed) or the Warrants will terminate.

The Units subscribed for in this Agreement form part of a larger private placement (the “Private Placement”) of an aggregate of up to 7 million Units for proceeds of up to CAD($) 17.5 million. The Company, in its sole discretion, may increase or decrease the number of Units sold in the Private Placement.

Number to be purchased:	________________________________________________________________Units
Minimum subscription is 4,000 Units *

Total Subscription Amount:	CAD($) _________________________________________________________ (CAD($) 2.50 per Unit)
Minimum subscription is CAD($) 10,000 *

* Minimum subscription if the Subscriber is an accredited investor, director, executive officer or employee of the Company or close personal friend (except Ontario), close business associate (except Ontario) or relative of a director or executive officer, otherwise, the minimum subscription is CAD($) 150,000.

The Company and its legal counsel are authorized to release such funds, together with any accrued interest, upon the Closing (as defined herein) of the Private Placement.

Name of Subscriber:

Address:
Street Address

City

Province / State Postal / ZIP Code

EMX 2010 $2.50 Unit PP

Country

Telephone Number

e-mail Address

Other Shares owned:
(If none, insert a zero. This information is required by or for the Exchange)

Corporate name of any Finder or Broker
responsible for this subscription: ___________________________________________________________

Is the Subscriber a Portfolio Manager? Yes _________  No  _________
If ‘Yes’, where does Subscriber carry on business: ______________________________________________

Is the Subscriber a member of the Pro Group? Yes _________  No  _________
The Pro Group consists of Members (brokerage firms) of the TSX Venture Exchange, an employee, partner, officer, director or an ‘affiliate’ (a company controlling or under common control) of a Member or an ‘associate’ (a spouse or child of such person, a relative of such person or their spouse living in the same home as such person, a company of which more than 10% of the voting shares are owned or controlled by such person, a partner of such person, or a trust or estate of which a substantial beneficial interest is owned or of which such person is a trustee) of any of the foregoing.

If the Subscriber is a corporation, partnership, trust or other legal entity has it filed a Corporate Placee Registration Form (Form 4C) with the TSX Venture Exchange and is the information in that Form still accurate? Yes _________  No  _________

If the Subscriber is subscribing as agent on behalf of certain principals (and not for its own account or accounts fully managed (as defined herein) by it), each such principal is described below:

Name:		Name:

Address:		Address:
	Street Address		Street Address

	City		City

	Province / State Postal / ZIP Code		Province / State Postal / ZIP Code

	Country		Country

EMX 2010 $2.50 Unit PP

Registration Instructions		Delivery Instructions

Certificate(s) for the Securities are to be registered:		Certificate(s) for the Securities are to be delivered:

	[ ] Same as Subscriber; or [ ] As follows:		[ ] Same as Subscriber; or [ ] As follows:

Name:		Name:

Attn:

Phone:

Address:		Address:
	Street Address		Street Address

	City		City

	Province / State Postal / ZIP Code		Province / State Postal / ZIP Code

	Country		Country

IN WITNESS WHEREOF the Subscriber has executed, or caused its duly authorized representative to execute, this Agreement the __________ day of ___________________________, 2010

Sign here if Subscriber is an individual:	Sign here if Subscriber is not an individual:

Name of Subscriber (corporation, LLC, LP, etc.)
Signature of Subscriber
Per:
Signature of authorized representative
Name of Subscriber

Name & Title of Authorized Representative

Signature of Joint Subscriber
Signature of authorized representative

Name of Joint Subscriber	Name & Title of Authorized Representative

The Subscriber must also complete and sign

  Schedule I (Accredited Investor Confirmation – Canadian Subscribers & non-Canadian Portfolio Managers), if the Subscriber is an accredited investor resident in Canada or a non-Canadian portfolio manager, either of whom is subscribing for less than CAD($) 150,000.

  Schedule II (Accredited Investor Confirmation – U.S. Subscribers), if the Subscriber is resident in the United States of America or is, or is buying on behalf of, a U.S. Person (as defined herein).

EMX 2010 $2.50 Unit PP

  Schedule III (Confirmation of Relationship – Canadian Subscribers, except Ontario & Saskatchewan), if the Subscriber is not an accredited investor nor subscribing for at least CAD($)150,000, but is a director, executive officer, employee, control person or founder of the Company or a close personal friend, close business associate, spouse, parent, grandparent, sibling or child (or a parent, grandparent, sibling or child of a spouse) of a director, executive officer, control person or founder of the Company and is resident in Canada, other than in Ontario or Saskatchewan.

  Schedule IV (Confirmation of Relationship – Ontario Subscribers), if the Subscriber is not an accredited investor nor subscribing for at least CAD($)150,000, but is a founder or control person of the Company or a spouse, parent, grandparent, sibling or child of an executive officer, director or founder of the Company and is resident in Ontario.

  Schedule V (TSX Venture Exchange Form 4C – Corporate Placee Registration Form), if the Subscriber is a corporation, partnership, trust or other legal entity and does not have a current Corporate Placee Registration Form filed with the Exchange.

  Schedule VI (Risk Acknowledgment – Unregistered Finder), if the Subscriber is resident in British Columbia, Alberta, Saskatchewan, Manitoba, Yukon Territory, Northwest Territories or Nunavut and an unregistered Finder introduced the Subscriber to the Company

  Schedule VII (Shareholder Certification and Broker Affirmation), to be completed by the Subscriber and the Subscriber’s broker-dealer to request removal of the United States restrictive legend in connection with the Subscriber’s request to resell its Shares, Warrants or Warrant Shares pursuant to Rule 904 of Regulation S of the 1933 Act (as defined herein).

A signed copy of this Agreement (including the applicable schedules with the applicable sections initialled) together with payment of the ‘Total Subscription Amount’ set out on the first page by money order, certified cheque, bank draft or wire transfer (wire transfer instructions are set out on Schedule VIII) payable to the Company must be delivered to the Company at the following address:

EURASIAN MINERALS INC.
Suite 300, 570 Granville Street
Vancouver, British Columbia V6C 3P1
Canada

Attention: Valerie Barlow

e-mail: valerie@seabordservices.com
fax: (+1) 604-688-1157

ACCEPTANCE

The foregoing is accepted and agreed to as of the ____ day of _____________________, 2010

EURASIAN MINERALS INC.

Per:
Authorized Signatory

EMX 2010 $2.50 Unit PP

SCHEDULE I

ACCREDITED INVESTOR CONFIRMATION – Canadian Subscribers
& non-Canadian Portfolio Managers

(For a Subscriber resident in Canada that is an accredited investor or a non-Canadian portfolio manager,
either of whom is subscribing for less than CAD($)150,000)

The Subscriber represents and warrants for itself or, if applicable, on behalf of the principal on whose behalf the Subscriber is subscribing as its agent, to the Company that the Subscriber has read the following definition of an “accredited investor” from National Instrument 45-106 Prospectus and Registration Exemptions (“NI 45-106”) of the Canadian Securities Administrators and certifies that the Subscriber (or such principal) is an accredited investor by virtue of falling into one or more of the categories below (words in bold are defined after the list) as indicated by the Subscriber’s initials beside each such category:

_________ (initial)	(a)	a Canadian financial institution or a Schedule III bank;

_________ (initial)	(b)	the Business Development Bank of Canada incorporated under the Business Development Bank of Canada Act (Canada);

_________ (initial)	(c)

a subsidiary of any person referred to in paragraphs (a) or (b), if the person owns all of the voting securities of the subsidiary, except the voting securities required by law to be owned by directors of that subsidiary;

_________ (initial)	(d)

a person registered under the securities legislation of a jurisdiction of Canada, as an adviser or dealer, other than a person registered solely as a limited market dealer registered under one or both of the Securities Act (Ontario) or the Securities Act (Newfoundland and Labrador);

_________ (initial)	(e)	an individual registered or formerly registered under the securities legislation of a jurisdiction of Canada, as a representative of a person referred to in paragraph (d);

_________ (initial)	(f)	the Government of Canada or a jurisdiction of Canada, or any crown corporation, agency or wholly-owned entity of the government of Canada or a jurisdiction of Canada;

_________ (initial)	(g)

a municipality, public board or commission in Canada and a metropolitan community, school board, the Comité de gestion de la taxe scolaire de l’île de Montréal or an intermunicipal management board in Québec;

_________ (initial)	(h)	any national, federal, state, provincial, territorial or municipal government of or in any foreign jurisdiction, or any agency of that government;

_________ (initial)	(i)	a pension fund that is regulated by either the Office of the Superintendent of Financial Institutions (Canada) or a pension commission or similar regulatory authority of a jurisdiction of Canada;

_________ (initial)	(j)

an individual who, either alone or jointly with a spouse, beneficially owns, directly or indirectly, financial assets [i.e. cash and securities – see definition following] having an aggregate realizable value that before taxes, but net of any related liabilities, exceeds CAD($) 1,000,000;

EMX 2010 $2.50 Unit PP

_________ (initial)	(k)

an individual whose net income before taxes exceeded CAD($) 200,000 in each of the two most recent calendar years or whose net income before taxes combined with that of a spouse exceeded CAD($) 300,000 in each of the two most recent calendar years and who, in either case, reasonably expects to exceed that net income level in the current calendar year;

_________ (initial)	(l)	an individual who, either alone or with a spouse, has net assets of at least CAD($) 5,000,000;

_________ (initial)	(m)	a person, other than an individual or investment fund, that has net assets of at least CAD($) 5,000,000 as shown on its most recently prepared financial statements;

_________ (initial)	(n)	an investment fund that distributes or has distributed its securities only to persons that

(i)	are or were accredited investors at the time of the distribution,

(ii)	acquire or have acquired securities in the circumstances referred to in sections 2.10 [Minimum amount investment] or 2.19 [Additional Investment in Investment Funds] of NI 45-106, or

(iii)	are described in (i) or (ii) that acquires or acquired securities under section 2.18 [Investment Fund Reinvestment] of NI 45-106;

_________ (initial)	(o)

an investment fund that distributes or has distributed its securities under a prospectus in a jurisdiction in Canada for which the regulator, or in Québec, the securities regulatory authority, has issued a receipt;

_________ (initial)	(p)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or under comparable legislation in a jurisdiction of Canada or a foreign jurisdiction, acting on behalf of a fully managed account managed by the trust company or trust corporation, as the case may be;

_________ (initial)	(q)	a person acting on behalf of a fully managed account managed by that person if that person

(i)	is registered or authorized to carry on business as an adviser or the equivalent under the securities legislation of a jurisdiction of Canada or a foreign jurisdiction, and

(ii)	in Ontario, is purchasing a security that is not a security of an investment fund;

_________ (initial)	(r)

a registered charity under the Income Tax Act (Canada) that, in regard to the trade, has obtained advice from an eligibility adviser or an adviser registered under the securities legislation of the jurisdiction of the registered charity to give advice on the securities being traded;

_________ (initial)	(s)	an entity organized in a foreign jurisdiction that is analogous to any of the entities referred to in paragraphs (a) to (d) and paragraph (i) in form and function;

EMX 2010 $2.50 Unit PP

_________ (initial)	(t)

a person [e.g. a company or partnership – see definition below] in respect of which all of the owners of interests, direct, indirect or beneficial, except the voting securities required by law to be owned by directors, are persons that are accredited investors under one of the categories above, namely

                   [circle one or more as applicable]
(e) [currently or formerly registered under securities legislation],
(j) [financial assets exceeding $1,000,000],
(k) [income exceeding $200,000 (or $300,000 with spouse) per year for last two years] or
(l) [net assets exceeding $5,000,000];

_________ (initial)	(u)	an investment fund that is advised by a person registered as an adviser or a person that is exempt from registration as an adviser, or

_________ (initial)	(v)	a person that is recognized or designated by the securities regulatory authority or, except in Ontario and Québec, the regulator as an accredited investor.

For the purposes of the foregoing terms in bold, the following definitions apply:

“bank” means a bank named in Schedule I or II of the Bank Act (Canada).

“Canadian financial institution” means

(a)	an association governed by the Cooperative Credit Associations Act (Canada) or a central cooperative credit society for which an order has been made under section 473(1) of that Act, or

(b)

a bank, loan corporation, trust company, trust corporation, insurance company, treasury branch, credit union, caisse populaire, financial services cooperative, or league that, in each case, is authorized by an enactment of Canada or a jurisdiction of Canada to carry on business in Canada or a jurisdiction of Canada.

“control person” means any person that holds or is one of a combination of persons, acting in concert by virtue of an agreement, arrangement, commitment or understanding, that holds

(a)	a sufficient number of any of the securities of an issuer so as to affect materially the control of the issuer, or

(b)	more than 20% of the outstanding voting securities of an issuer except where there is evidence showing that the holding of those securities does not affect materially the control of the issuer.

“director” means

(a)	a member of the board of directors of a company or an individual who performs similar functions for a company, and

(b)	with respect to a person that is not a company, an individual who performs functions similar to those of a director of a company.

“eligibility adviser” means

EMX 2010 $2.50 Unit PP

(a)	a person that is registered as an investment dealer and authorized to give advice with respect to the type of security being distributed, and

(b)

in Saskatchewan or Manitoba, also means a lawyer who is a practising member in good standing with a law society of a jurisdiction of Canada or a public accountant who is a member in good standing of an institute or association of chartered accountants, certified general accountants or certified management accountants in a jurisdiction of Canada provided that the lawyer or public accountant must not

	(i)	have a professional, business or personal relationship with the issuer, or any of its directors, executive officers, founders, or control persons, and

(ii)

have acted for or been retained personally or otherwise as an employee, executive officer, director, associate or partner of a person that has acted for or been retained by the issuer or any of its directors, executive officers, founders or control persons within the previous 12 months.

“executive officer” means, for an issuer, an individual who is

(a)	a chair, vice-chair or president,

(b)	a vice-president in charge of a principal business unit, division or function including sales, finance or production, or

(c)	performing a policy-making function in respect of the issuer;

“financial assets” means

(a)	cash,

(b)	securities, or

(c)	a contract of insurance, deposit or an evidence of a deposit that is not a security for the purposes of securities legislation.

“founder” means, in respect of an issuer, a person who,

(a)	acting alone, in conjunction, or in concert with one or more persons, directly or indirectly, takes the initiative in founding, organizing or substantially reorganizing the business of the issuer, and

(b)	at the time of the trade is actively involved in the business of the issuer;

“fully managed account” means an account for which a person makes the investment decisions if that person has full discretion to trade in securities for the account without requiring the client’s express consent to a transaction.

“investment fund” means a mutual fund or a non-redeemable investment fund, and in British Columbia, includes an Employee Venture Capital Corporation and a Venture Capital Corporation;

“mutual fund” means

EMX 2010 $2.50 Unit PP

(a)

an issuer of a security that entitles the holder to receive on demand, or within a specified period after demand, an amount computed by reference to the value of a proportionate interest in the whole or in a part of the net assets, including a separate fund or trust account, of the issuer of the security,

(b)	an issuer designated to be a mutual fund by the securities commission or regulatory authority.

“non-redeemable investment fund” means an issuer:

(a)	whose primary purpose is to invest money provided by its securityholders;

(b)	that does not invest for the purpose of

(i) exercising or seeking to exercise effective control of an issuer other than an issuer which is a mutual fund or a non-redeemable investment fund, or

(ii) being actively involved in the management of any issuer in which it invests, other than an issuer that is a mutual fund or a non-redeemable investment fund, and

(c)	that is not a mutual fund.

“person” includes

(a)	an individual,

(b)	a corporation,

(c)	a partnership, trust, fund, and an association, syndicate, or other organized group of persons, whether incorporated or not, and

(d)	an individual or other person in that person’s capacity as a trustee, executor, administrator or personal or other legal representative.

“related liabilities” means liabilities

(a)	incurred or assumed for the purpose of financing the acquisition or ownership of financial assets, or

(b)	secured by financial assets.

“Schedule III bank” means an authorized foreign bank named in Schedule III of the Bank Act (Canada);

“spouse” means an individual who

(a)	is married to another individual and is not living separate and apart within the meaning of the Divorce Act (Canada), from the other individual,

(b)	is living with another individual in a marriage-like relationship, including a marriage-like relationship between individuals of the same gender, or

(c)	in Alberta, is an individual referred to in paragraph (a) or (b), or is an adult interdependent partner within the meaning of the Adult Interdependent Relationships Act (Alberta).

EMX 2010 $2.50 Unit PP

“subsidiary” means an issuer that is controlled directly or indirectly by another issuer and includes a subsidiary of that subsidiary.

In NI 45-106

(a)	an issuer is considered to be an “affiliate” of another issuer if one of them is the subsidiary of the other, or each of them is controlled by the same person.

(b)	a person (the ‘first person) is considered to “control” another person (the ‘second person’) if

(i)

the first person beneficially owns or directly or indirectly exercises control or direction over securities of the second person carrying votes which, if exercised, would entitle the first person to elect a majority of the directors of the second person, unless that first person holds the voting securities only to secure an obligation,

	(ii)	the second person is a partnership, other than a limited partnership, and the first person holds more than 50% of the interests of the partnership, or

	(iii)	the second person is a limited partnership and the general partner of the limited partnership is the first person.

The foregoing representations and warranties are true an accurate as of the date of this certificate and will be true and accurate as of Closing (as defined herein). If any such representations and warranties shall not be true and accurate prior to Closing, the Subscriber shall give immediate written notice of such fact to the Company.

DATED this ___________ day of _____________________________________________, 2010

Name of Subscriber - please print

Authorized Signature

Official Capacity - please print

Please print name of individual whose signature appears above, if different from name of Subscriber printed above

EMX 2010 $2.50 Unit PP

SCHEDULE II

ACCREDITED INVESTOR CONFIRMATION – U.S. Subscribers

(For a Subscriber resident in the United States of America or who is a U.S. Person)

The Subscriber hereby represents and warrants to the Company that the Subscriber is a U.S. Person (as defined below) or was offered these securities or executed this Agreement in the United States of America (a “U.S. Subscriber”) and is an Accredited Investor under Rule 501(a) of Regulation D of the United States Securities Act of 1933 (the “1933 Act”) by virtue of the Subscriber falling into one or more of the categories below as indicated by their initials beside each such category:

_________ (initial)	(a)

An organization described in section 501(c)(3) of the United States Internal Revenue Code, a corporation, a Massachusetts or similar business trust or partnership, not formed for the specific purpose of acquiring these securities with total assets in excess of USD($) 5,000,000;

_________ (initial)	(b)

A natural person (or an IRA (Individual Retirement Account) owned by such person) whose individual net worth, or joint net worth with that person’s spouse exceeds USD($) 1,000,000 (excluding the net value of any primary residence or, if the amount due under mortgage(s) thereon exceeds the market value thereof and the lender has recourse against such person(s) or their other assets for the shortfall, such shortfall shall be deducted from the net worth);

_________ (initial)	(c)

A natural person (or an IRA (Individual Retirement Account) owned by such person) who had an individual income in excess of USD($) 200,000 in each of the two most recent years or joint income with that person’s spouse in excess of USD($) 300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

_________ (initial)	(d)

A trust that (i) has total assets in excess of USD($) 5,000,000, (ii) was not formed for the specific purpose of acquiring these securities, and (iii) is directed in its purchase of securities by a person who has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in these securities, or a revocable trust which does not satisfy the foregoing and may be revoked or amended by its settlors (grantors), each of whom is an Accredited Investor under paragraph (b);

_________ (initial)	(e)	An investment company registered under the Investment Company Act of 1940 (United States of America) or a ‘business development company’ as defined in section 2(a)(48) of that Act;

_________ (initial)	(f)	A ‘small business investment company’ licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958 (United States of America);

_________ (initial)	(g)	A ‘private business development company’ as defined in section 202(a)(22) of the Investment Advisors Act of 1940 (United States of America);

_________ (initial)	(h)	A ‘broker-dealer’ registered pursuant to section 15 of the Securities Exchange Act of 1934 (United States of America);

_________ (initial)	(i)	An ‘insurance company’ as defined in section 2(13) of the 1933 Act;

EMX 2010 $2.50 Unit PP

II - 2

_________ (initial)	(j)

Any plan established and maintained by a state, its political divisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of USD($) 5,000,000;

_________ (initial)	(k)

Any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 (United States of America), if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such Act, which is either a bank, savings and loan association, insurance company or registered investment adviser, or if the employee benefit plan has total assets in excess of USD($) 5,000,000 or, if a self- directed plan, with investment decisions made solely by persons that are accredited investors;

_________ (initial)	(l)

A bank as defined in section 3(a)(2) of the 1933 Act or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the 1933 Act, whether acting in its individual or a fiduciary capacity;

_________ (initial)	(m)

A director, executive officer or general partner of the Company, or a director, executive officer or general partner of the general partner of the Company (or an IRA (Individual Retirement Account) owned by any of such persons) ; or

_________ (initial)	(n)	An entity in which all of the equity owners satisfy the requirements of one or more of the foregoing categories.

Under Rule 902 of the 1933 Act, a ‘U.S. Person’ includes

(a)	a natural person resident in the United States of America,

(b)	a partnership or corporation organized or incorporated under the laws of the United States of America,

(c)	an estate of which any executor or administrator is a U.S. Person,

(d)	a trust of which any trustee is a U.S. Person,

(e)	a non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit of a U.S. Person,

(f)

a discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated or (if an individual) resident in the United States of America, and

(g)	a partnership or corporation if

(i)	organized or incorporated under the laws of any foreign jurisdiction, and

(ii)

formed by a U.S. Person principally for the purpose of investing in securities not registered under the 1933 Act, unless it is organized or incorporated, and owned, by ‘Accredited Investors’ who are not natural persons, estates or trusts.

EMX 2010 $2.50 Unit PP

II - 3

The foregoing representations and warranties are true an accurate as of the date of this certificate and will be true and accurate as of Closing (as defined herein). If any such representations and warranties shall not be true and accurate prior to Closing, the Subscriber shall give immediate written notice of such fact to the Company.

DATED this ___________ day of _____________________________________________, 2010

Sign here if Subscriber is an individual:	Sign here if Subscriber is not an individual:

Name of Subscriber (corporation, LLC, LP, etc.)
Signature of Subscriber
Per:
Signature of authorized representative
Name of Subscriber

Name & Title of Authorized Representative
Signature of Joint Subscriber

Signature of authorized representative

Name of Joint Subscriber	Name & Title of Authorized Representative

EMX 2010 $2.50 Unit PP

SCHEDULE III

CONFIRMATION OF RELATIONSHIP – Canadian Subscribers (except Ontario & Saskatchewan)

(For a Subscriber that is not an accredited investor nor subscribing for at least CAD($)150,000 but is a director, executive officer, control person or founder of the Company or a close personal friend, close business associate, spouse, parent, grandparent, sibling or child (or a parent, grandparent, sibling or child of a spouse)
of a director, executive officer, control person or founder of the Company and is resident in Canada, other than Ontario and Saskatchewan)

The Subscriber represents and warrants to the Company that the Subscriber has read the following definitions from National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators and certifies that the Subscriber has the relationship(s) to the Company or its directors, executive officers, control persons or founders by virtue of the Subscriber falling into one or more of the categories below (words in bold are defined after the list) as indicated by their initials beside each such category:

_________ (initial)	(a)	a director, executive officer, employee or control person of the Company, or of an affiliate of the Company;

_________ (initial)	(b)	a spouse, parent, grandparent, brother, sister or child of a director, executive officer or control person of the Company, or of an affiliate of the Company;

_________ (initial)	(c)	a parent, grandparent, brother, sister or child of the spouse of a director, executive officer or control person of the Company, or of an affiliate of the Company;

_________ (initial)	(d)	a close personal friend of a director, executive officer or control person of the Company, or of an affiliate of the Company;

_________ (initial)	(e)	a close business associate of a director, executive officer or control person of the Company, or of an affiliate of the Company;

_________ (initial)	(f)	a founder of the Company or a spouse, parent, grandparent, brother, sister, child, close personal friend or close business associate of a founder of the Company;

_________ (initial)	(g)	a parent, grandparent, brother, sister, child of the spouse of a founder of the Company;

_________ (initial)	(h)	a person [note: ‘person’ includes a corporation, partnership or trust, see definition in Schedule I] of which a majority of the voting securities are beneficially owned by, or a majority of the directors are, persons described in paragraphs (a) to (g); or

_________ (initial)	(i)	a trust or estate of which all of the beneficiaries or a majority of the trustees are persons or companies described in paragraphs (a) to (g).

and if any of (b) through (i) are initialled, the director, executive officer, control person or founder is:

_________________________________________________________________________________________
(Print name of director, executive officer, control person or founder)

For the purposes of the foregoing terms in bold, the definitions in Schedule I and the following guidance apply:

EMX 2010 $2.50 Unit PP

III - 2

“close business associate” is an individual who has had sufficient prior business dealings with the director, executive officer, founder or control person to be in a position to assess their capabilities and trustworthiness.

An individual is not a close business associate solely because the individual is a current or former client or customer.

The relationship between the individual and the director, executive officer, founder or control person must be direct. For example, the exemption is not available for a close business associate of a close business associate of a director, executive officer, founder or control person.

“close personal friend” is an individual, including a family member not listed above, who has known the director, executive officer, founder or control person for a sufficient period of time to be in a position to assess their capabilities and trustworthiness.

An individual is not a close personal friend solely because the individual is a relative, a member of the same organization, association or religious group or a current or former client or customer.

The relationship between the individual and the director, executive officer, founder or control person must be direct. For example, the exemption is not available for a close personal friend of a close personal friend of the director, executive officer, founder or control person.

The foregoing representations and warranties are true an accurate as of the date of this certificate and will be true and accurate as of Closing (as defined herein). If any such representations and warranties shall not be true and accurate prior to Closing, the Subscriber shall give immediate written notice of such fact to the Company.

DATED this ___________ day of _____________________________________________, 2010

Name of Subscriber - please print

Authorized Signature

Official Capacity - please print

Please print name of individual whose signature appears above, if different from name of Subscriber printed above

EMX 2010 $2.50 Unit PP

SCHEDULE IV

CONFIRMATION OF RELATIONSHIP – Ontario Subscribers

(For a Subscriber that is not an accredited investor nor subscribing for at least CAD($)150,000 but is a founder or control person of the Company or a spouse, parent, grandparent, sibling or child of an executive officer, director or founder of the Company and is resident in Ontario)

The Subscriber represents and warrants to the Company that the Subscriber has read the following definitions from National Instrument 45-106 Prospectus and Registration Exemptions of the Canadian Securities Administrators and certifies that the Subscriber has the relationship(s) to the Company or its directors, executive officers, control persons or founders by virtue of the Subscriber falling into one or more of the categories below (words in bold are defined in Schedule I) as indicated by their initials beside each such category:

_________ (initial)	(a)	a founder of the Company;

_________ (initial)	(b)	an affiliate of a founder of the Company;

_________ (initial)	(c)	a spouse, parent, grandparent, brother, sister or child of a director, executive officer or founder of the Company; or

_________ (initial)	(d)	a control person of the Company.

and if (c) is initialled, the director, executive officer or founder is:

_________________________________________________________________________________________
(Print name of director, executive officer or founder)

The foregoing representations and warranties are true an accurate as of the date of this certificate and will be true and accurate as of Closing (as defined herein). If any such representations and warranties shall not be true and accurate prior to Closing, the Subscriber shall give immediate written notice of such fact to the Company.

DATED this ___________ day of _____________________________________________, 2010

Name of Subscriber - please print

Authorized Signature

Official Capacity - please print

Please print name of individual whose signature appears above, if different from name of Subscriber printed above

EMX 2010 $2.50 Unit PP

SCHEDULE V

CORPORATE PLACEE REGISTRATION FORM
(Form 4C)

This Form will remain on file with the Exchange and must be completed if required under section 4(b) of Part II of Form 4B [Private Placement Notice Form]. The corporation, trust, portfolio manager or other entity (the “Placee”) need only file it on [a] one time basis, and it will be referenced for all subsequent Private Placements in which it participates. If any of the information provided in this Form changes, the Placee must notify the Exchange prior to participating in further placements with Exchange listed issuers. If, as a result of the Private Placement, the Placee becomes an Insider of the Issuer, Insiders of the Placee are reminded that they must file a Personal Information Form (Form 2A) or, if applicable, Declaration (Form 2C1) with the Exchange.

1.	Placee Information:

	(a)	Name: _____________________________________________________________________________________________

	(b)	Complete Address:

[Street]

[City] [Province / State] [Postal / ZIP Code]

[Country]

	(c)	Jurisdiction of incorporation or creation: ____________________________________________________________________

2.	(a)	Is the Placee purchasing securities as a portfolio manager:

Yes ______________ No ______________

	(b)	Is the Placee carrying on business as a portfolio manager outside of Canada:

Yes ______________ No ______________

3.	If the answer to 2(b) above was “Yes”, the Placee certifies that:

(a)

it is purchasing securities of the Issuer on behalf of managed accounts for which it is making the investment decision to purchase these securities and has full discretion to purchase or sell securities for such accounts without requiring the client’s express consent to a transaction;

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 1
(as at June 14, 2010)

(b)

it carries on the business of managing the investment portfolios of clients through discretionary authority granted by those clients (a “portfolio manager” business) in ___________________________________ [insert name of jurisdiction], and it is permitted by law to carry on a portfolio manager business in that jurisdiction;

(c)	was not created solely or primarily for the purpose of purchasing securities of the Issuer;

(d)	the total asset value of the investment portfolios it manages on behalf of clients is not less than CAD($) 20,000,000;

(e)

it has no reasonable grounds to believe that any of the directors, senior officers and other insiders of the Issuer and the persons that carry on investor relations activities for the Issuer has a beneficial interest in any of the managed accounts for which it is purchasing.

4.	If the answer to 2(a) above was “No”, please provide the names and addresses of Control Persons of the Placee:

Name *	City	Province or State	Country

* If the Control Person is not an individual, provide the name of the individual that makes the investment decisions on behalf of the Control Person.

5.	Acknowledgment - Personal Information and Securities Laws:

(a)	“Personal Information” means any information about an identifiable individual, and includes information contained in sections 1, 2 and 4, as applicable, of this Form.

The undersigned hereby acknowledges and agrees that it has obtained the express written consent of each individual to:

(i)	the disclosure of Personal Information by the undersigned to the Exchange (as defined in Appendix 6B) pursuant to this Form; and

(ii)	the collection, use and disclosure of Personal Information by the Exchange for the purposes described in Appendix 6B or as otherwise identified by the Exchange, from time to time.

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 2
(as at June 14, 2010)

(b)	The Placee acknowledges it is bound by the provisions of applicable Securities Law, including provisions concerning the filing of insider reports and reports of acquisitions.

DATED and CERTIFIED (if applicable), ACKNOWLEDGED and AGREED, at _______________________________ _____________________on ___________________, 2010

Name of Placee - please print

Authorized Signature

Official Capacity - please print

Please print name of individual whose signature appears above

THIS IS NOT A PUBLIC DOCUMENT

FORM 4C	CORPORATE PLACEE REGISTRATION FORM	Page 3
(as at June 14, 2010)

SCHEDULE VI

RISK ACKNOWLEDGMENT – UNREGISTERED FINDER

(If the Finder is not registered under Canadian or foreign securities legislation and the Subscriber is resident in British Columbia, Alberta, Saskatchewan, Manitoba,
Yukon Territory, Northwest Territories or Nunavut)

RISK ACKNOWLEDGEMENT
Registration exemption for trades
in connection with certain prospectus-exempt distributions

Name of Issuer: EURASIAN MINERALS INC.

Name of Seller: _________________________________________ [Finder’s corporate name, if any]

I acknowledge that

o	the person selling me these securities is not registered with a securities regulatory authority and is prohibited from telling me that this investment is suitable for me;
o	the person selling me these securities does not act for me;
o	this is a risky investment and I could lose all my money; and,
o	I am investing entirely at my own risk.

___________________________________
Date	Signature of Purchaser

Print name of Purchaser

___________________________________________
Name of Salesperson acting on behalf of Seller [Finder]

Sign two copies of this document. Keep one copy for your records.

National Instrument 45-106 Prospectus and Registration Exemptions may require you to sign an additional risk acknowledgement form.

If you want advice about the merits of this investment and whether these securities are a suitable investment for you, contact a registered adviser or dealer.

EMX 2010 $2.50 Unit PP

SCHEDULE VII

CERTIFICATION FOR REMOVAL OF U.S. LEGEND

To:	COM PUTERSHARE INVESTOR SERVICES INC .
as registrar and transfer agent for the common shares of
EURASIAN M INERALS INC . (the “Company”)

The undersigned is the holder of __________________________ common shares of the Company (the “Shares”), evidenced by certificate no(s). ______________________________, which are “restricted shares” (as defined in Rule 144 under the United States Shares Act of 1933 (the “1933 Act”)) and may not be offered or sold by the undersigned unless the Shares are registered under the 1933 Act or the offer and sale is made pursuant to an available registration exemption. The share certificate(s) has (have) a legend (the “Restrictive Legend”) referring to the 1933 Act and such resale restrictions.

The undersigned understands that Rule 904 of Regulation S under the 1933 Act contains an exemption for “offshore resales” of securities notwithstanding that the Shares are “restricted shares”. Accordingly, the undersigned wishes to offer and sell the Shares pursuant to Rule 904 and hereby requests the Company facilitate such offer and sale by removing the Restrictive Legend so that the Shares may be deposited with a registered broker-dealer (the “Broker”) in advance of an offer and sale described below.

In order to induce the Company to remove the Restrictive Legend, the undersigned agrees that (i) any sale of the Shares into the public markets while they remain “restricted shares” will be made solely in an “offshore resale” pursuant to the requirements of Rule 904, (ii) the Broker will maintain custody of the certificate(s) representing the Shares and (iii) if the undersigned directs the Broker to deliver out such certificate(s) other than pursuant to an “offshore resale”, such certificate(s) will first be returned to the Company’s transfer agent for re-imposition of the Restrictive Legend and the undersigned will pay any fee imposed by the transfer agent for performing this service, and the undersigned represents and warrants to the Company, its transfer agent and their agents that:

(1)           the undersigned is not an “affiliate” of the Company (as that term is defined in the 1933 Act);

(2)           the sale of the Shares will be executed in, on or through the facilities of the TSX Venture Exchange or Toronto Stock Exchange or another “designated offshore securities market” (as defined in Regulation S) and neither the undersigned nor any person acting on its behalf will know that the transaction has been pre-arranged with a buyer in the United States;

(3)           neither the undersigned nor any affiliate of the undersigned nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” (as defined in Regulation S) in connection with the offer and sale of the Shares;

(4)           the sale will be bona fide and not for the purpose of “washing off” the Restrictive Legend;

(5)           the undersigned does not (i) have a “short position” the securities being sold; nor (ii) intend to replace the Shares with fungible unrestricted shares of the Company; and

(6)           the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the 1933 Act.

The undersigned understands that the Company, its transfer agent and others are relying upon the representations contained in this declaration and agrees their counsel shall be entitled to rely upon the representations, warranties and covenants contained in this Certification to the same extent as if it had been addressed to them.

By: _____________________________________________    Date:________________________________
                Signature

Name (please print) ________________________________________________________

EMX 2010 $2.50 Unit PP

VII - 2

AFFIRM ATION BY SELLER’S BROKER-DEALER

We have read the foregoing representations of our customer ____________________________ (the “Seller”) dated ____________________________with regard to our sale, for the Seller’s account, of the ________________________ shares of the Company, represented by certificate number __________________________, (the “Shares”) described therein, and on behalf of ourselves we certify and affirm that

(1)           we have no knowledge that the transaction has been or will be pre-arranged with a buyer in the United States,

(2)           the transaction will be executed on or through the facilities of the TSX Venture Exchange or Toronto Stock Exchange, and

(3)           neither we, nor any person acting on our behalf, has engaged or will engage in any “directed selling efforts” in connection with the offer and sale of the Shares.

We will maintain custody of the certificate(s) representing the Shares and, if the Seller directs us to deliver out such certificate(s) other than pursuant to an “offshore resale”, such certificate(s) will first be returned to the Company’s transfer agent for re-imposition of the Restrictive Legend.

Terms used herein have the meanings given to them by Regulation S.

______________________________________________________
                            Name of Firm

By:  ___________________________________________________
                           Authorized Officer

Date: __________________________________________________

Note: For purposes of the foregoing:

“affiliate” means a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, a person.

“directed selling efforts” means any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for the Shares. This would include, but not be limited to, the solicitation of offers to purchase the Shares from persons in the United States.

“offshore transaction” means an offer and sale of securities in which:

(a)	the offer is not made to a person in the United States; and

either:

(b)	at the time the buy order is originated, the buyer is outside the United States, or the seller and any person acting on its behalf reasonably believe that the buyer is outside the United States; or

(c)

the transaction is executed in, on or through the facilities of a the TSX Venture Exchange, Toronto Stock Exchange or other ‘designated offshore securities market’ (as defined in Regulation S), and neither the seller nor any person acting on its behalf knows that the transaction has been pre-arranged with a buyer in the United States.

EMX 2010 $2.50 Unit PP

SCHEDULE VIII

WIRE TRANSFER INSTRUCTIONS

CANADIAN DOLLARS

Beneficiary Bank	Bank of Montreal
Account Name	Eurasian Minerals Inc.
Transit and Account Number	0004 1705023
Bank Address	595 Burrard St. Vancouver BC Canada
SWIFT Code	BOFMCAM2

FOR US DOLLARS – convert on the basis of CDN$ 1.00 = US$ 0.9970

Pay through	Wachovia Bank, N.A., New York
SWIFT Code	PNBPUS3NNYC
Fedwire ABA	No. 026005092
Beneficiary Bank	Bank of Montreal
Account Name	Eurasian Minerals Inc.
Transit and Account Number	0004 4603590
Bank Address	595 Burrard St. Vancouver BC Canada
SWIFT Code	BOFMCAM2

EMX 2010 $2.50 Unit PP

SCHEDULE IX

TERMS & CONDITIONS

1.          Description of Securities

The securities subscribed for hereunder are units (“Units” or “Securities”), each Unit consisting of one common share of the Company (a “Share” and, collectively, the “Shares”) and one transferable common share purchase warrant (a “Warrant” and, collectively, the “Warrants”). Each Warrant shall entitle the holder to purchase one common share of the Company (a “Warrant Share” and, collectively, the “Warrant Shares”), as presently constituted, during the period, on the terms and for the price described on the first page of this Agreement. The Shares and Warrant Shares are part of the class of shares of the Company listed for trading on the TSX Venture Exchange (the “Exchange”). Subject to satisfying the Exchange’s listing requirements, the Warrants may be listed on the Exchange, however, there is no assurance of any such listing. The foregoing description of the Warrants is a summary only and is subject to the detailed provisions of the certificates representing (and, if applicable, warrant indenture governing) the Warrants.

2.          Restrictions on Resale of Securities

The Securities and Warrant Shares will be subject to a four month restricted resale (hold) period imposed by National Instrument 45-102 Resale of Securities of the Canadian Securities Administrators (the “Resale Instrument”), and possibly to a concurrent restricted resale (hold) period imposed by the Exchange, during which they may be resold only in compliance with the Resale Instrument and the Exchange’s policies. Such restricted resale period will expire at 11:59 p.m. on the four month anniversary of the Closing Date (as defined in paragraph 6). The Securities and Warrant Shares will also be subject to additional resale restrictions in the United States of America described below. The Subscriber is advised to consult its own legal adviser in connection with any applicable resale restrictions.

3.          Payment of Subscription Amount

The Total Subscription Amount set out on the first page of this Agreement is hereby paid, or will be paid on or before the Closing Date, to the Company. Such aggregate Subscription Amount shall be allocated between the Shares and Warrants on the basis of CAD($) 1.00 to all of the Warrants and the balance to the Shares.

4.          Other Documents Required

The Subscriber must complete, sign and deliver to the Company, as soon as possible after being requested therefor and within any applicable time limits, such further documents, questionnaires, notices and undertakings as may be required by regulatory authorities, stock exchanges and applicable law and will assist the Company with the preparation and filing thereof. The Company will file with the Exchange any Corporate Placee Registration Forms of Subscribers whose subscriptions are accepted.

5.          Partial Acceptance or Rejection of Subscription

The Company may accept or reject, in its absolute discretion, the Subscriber's subscription for Securities as set forth in this Agreement, in whole or in part, and reserves the right to allot to the Subscriber less than the amount of Securities subscribed for under this Agreement. If such subscription is:

(a)

rejected in whole, any funds, certified cheque, money order, bank draft or other forms of payment delivered by the Subscriber to the Company on account of the Subscription Amount for the Securities subscribed for will be promptly returned to the Subscriber without interest; or

EMX 2010 $2.50 Unit PP

(b)

accepted only in part, payment representing the amount by which the payment delivered by the Subscriber to the Company exceeds the Subscription Amount for the number of Securities sold to the Subscriber pursuant to a partial acceptance of such subscription will be promptly delivered to the Subscriber without interest.

6.          Closing

Delivery of and payment for the Securities (the “Closing”) will be completed at the offices of the Company at 10:00 a.m. (Vancouver time) on the third business day (the “Closing Date”) after the later of that day on which the Exchange has given its approval to the Private Placement and the Company has received sufficient subscriptions to complete the first, and each subsequent, tranche of the Private Placement (each day on which a closing of a tranche occurs being a “Closing Date”). On the Closing Date, certificates representing the Securities will be sent to the Subscriber against payment to the Company of the total Subscription Amount in Canadian funds for the Securities sold to the Subscriber.

The Subscriber hereby irrevocably directs the Company’s legal counsel to release to the Company from trust and the Company to release from escrow, as applicable, upon the completion of the Closing, any of the Subscription Amount and interest thereon held by either of them.

7.          Acknowledgements of Subscriber

The Subscriber acknowledges (on its own behalf and, if applicable, on behalf of each principal for which it is acting as an agent) that:

(a)	this subscription is subject to rejection or reduction by the Company, in whole or in part, at any time prior to the Closing;

(b)

the Securities are being offered for sale only on a ‘private placement’ basis and the Company has advised the Subscriber that the Company is relying on exemptions (and such sales are conditional upon the existence of such exemptions or the receipt of such orders, consents and approvals as are necessary to make such sales exempt) from the requirements to provide the Subscriber with a prospectus or offering memorandum and to sell securities through a person registered to sell securities under applicable Canadian securities legislation (together with the respective regulations, rules, policies, instruments and orders thereunder, the “Canadian Securities Legislation”) and similar legislation, regulations, rules, policies, instruments and orders outside of Canada and, as a consequence of acquiring the Securities pursuant to these exemptions

	(i)	certain protections, rights and remedies provided by such securities legislation, including statutory rights of rescission or damages, will not be available to the Subscriber,

	(ii)	information that would otherwise be provided to the Subscriber under such securities legislation will not be provided to it, and

	(iii)	the Company is relieved from various obligations under such securities legislation that would otherwise apply to it;

(c)	no securities commission or similar regulatory authority has reviewed or passed on the merits of the Securities;

EMX 2010 $2.50 Unit PP

(d)	there is no government or other insurance covering the Securities;

(e)	there are risks associated with the purchase of the Securities;

(f)	there are restrictions on the Subscriber’s ability to resell the Securities and Warrant Shares and

(i) it is the responsibility of the Subscriber to find out what those restrictions are and to comply with them before selling the Securities and Warrant Shares,

(ii) it may not be possible to liquidate the Subscriber’s investment readily in case of any emergency, and

(iii)

pursuant to the Resale Instrument and any applicable policy of the Exchange, the Securities and Warrant Shares will be subject to restrictions on transfer for a period of four months from the Closing Date and legend(s) will be placed upon the certificates representing such securities to that effect;

(g)

the certificates representing any of the Securities and Warrant Shares (and all certificates issued in exchange therefor or in substitution thereof) shall bear, upon the issuance thereof, and until such time as no longer required under the Resale Instrument or Exchange policy, the following legend:

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE !, 2011. [Date will be the first day after the four month anniversary of Closing]

and, if required by the Exchange, the following legend:

WITHOUT PRIOR WRITTEN APPROVAL OF THE EXCHANGE AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE TSX VENTURE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL !, 2011. [Date will be the first day after the four month anniversary of Closing]

(h)	the Warrants are not, and may never be, listed or traded on any stock exchange or quoted on any trade or other securities quotation or reporting system;

(i)

there may be material tax or legal consequences to the Subscriber of the acquisition or disposition of any of the Securities, or exercise of the Warrants and disposition of Warrant Shares, the Company is not giving any opinion nor making any representation with respect to the tax or legal consequences to the Subscriber thereof, the Subscriber is solely responsible for obtaining such legal, tax and other advice as is appropriate in connection with the execution, delivery and performance of this Agreement and the transactions contemplated hereunder and the Company’s legal counsel is acting solely for the Company in connection with the Private Placement and the Subscriber may not rely upon such counsel in connection with the Private Placement;

EMX 2010 $2.50 Unit PP

(j)

the Company has not provided any offering memorandum, prospectus, disclosure statement or registration statement to the Subscriber but the Subscriber is aware that information filed by the Company with the various Canadian securities commissions is available on the System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com, and the Company’s website (collectively, the “Public Record”), including the Company’s most recent audited annual and unaudited interim financial statements (collectively the “Financial Statements”);

(k)

neither the Company nor any other person has made any oral or written representation that any person will re-sell or re-purchase the Securities, or refund any of the purchase price of the Securities, or that the Securities or Warrant Shares will be listed on any exchange or quoted on any quotation and trade reporting system, and neither the Company nor any other person has given any undertaking to the Subscriber relating to the future value or price of the Securities;

(l)

although a finder (a “Finder”) might have introduced the Subscriber to the Company and the Finder and its directors, officers, employees, agents and representatives may hold ownership positions in the Company’s securities, neither the Finder nor any of its directors, officers, employees, agents and representatives have

(i)

any responsibility or liability of any nature whatsoever for the accuracy or adequacy of the information contained in this Agreement, the Public Record or any other publicly available information concerning the Company or as to whether all information concerning the Company required to be disclosed by it has generally been disclosed, or

(ii)	engaged in any independent investigation or verification with respect to this subscription or any such information, and they are released from any claims that may arise in respect of this Agreement, except those arising from their wilful act or negligence;

(m)

the Company and any Finder are entitled to rely on the statements and answers of the Subscriber contained in this Agreement and in the schedules to this Agreement and the Subscriber will hold the Company and any Finder harmless from any loss or damage they may suffer as a result of the Subscriber’s failure to correctly complete this Agreement and such schedules;

(n)

this Agreement is not enforceable by the Subscriber unless it has been accepted by the Company, it has been entered into by the Subscriber for valuable consideration and may not be revoked or withdrawn by the Subscriber and it is not assignable by the Subscriber without the written consent of the Company which consent may be unreasonably withheld;

(o)

the Company may complete additional financings in the future (which may be completed a price per security lower than that paid by the Subscriber hereunder) in order to develop its current or proposed business, there is no assurance that such financings will be available or, if available, that they will be on reasonable terms, any such future financings may have a dilutive effect on current security holders, including the Subscriber, and if such future financings are not available, the Company may be unable to fund its ongoing development which could result in the failure of its business;

EMX 2010 $2.50 Unit PP

(p)

pending the approval of the Private Placement by all securities regulatory authorities having jurisdiction and the Closing, the Subscription Funds shall be held in escrow by the Company and any interest earned thereon shall be for the account of the Company regardless of whether the Private Placement is approved by such regulatory authorities and should such regulatory authorities not approve the Private Placement, the Subscription Funds shall be promptly repaid to the Subscriber without interest or deduction;

(q)

there are not any minimum gross proceeds that must be received by the Company before it may elect to carry out the Closing and the Subscriber could be the only purchaser of Securities under the Placement;

(r)

the Securities and Warrant Shares have not been and will not be registered under the United States Securities Act of 1933, as amended (the “1933 Act”) or under any state securities or ‘blue sky’ laws, and the Company has no obligation or present intention of filing a registration statement in respect of the Securities and Warrant Shares under the 1933 Act or under any state securities or ‘blue sky’ laws;

(s)

the Securities and Warrant Shares will be ‘restricted securities’ under the 1933 Act since they are being purchased from the Company in a transaction not involving a public offering and, therefore, cannot be offered or sold in the United States of America without registration under the 1933 Act and the securities laws of all applicable states of the United States of America, unless an exemption from registration is available;

(t)	sales of the Securities to U.S. Subscribers are being made in reliance on the private placement exemption in Rule 506 of Regulation D of the 1933 Act;

(u)

the Company has the right to instruct its transfer agent not to record a transfer of the Securities and Warrant Shares by any person in the United States of America without first being notified by the Company that it is satisfied that such transfer is exempt from, or not subject to, registration under the 1933 Act and applicable state securities laws;

(v)

the certificates representing any of the Securities and Warrant Shares (and all certificates issued in exchange therefor or in substitution thereof) issued to U.S. Subscribers and U.S. Persons shall bear, upon the issuance thereof, and until such time as the same is no longer required under the applicable requirements of the 1933 Act or applicable state securities laws and regulations of the United States of America, the following legend(s):

THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) INSIDE THE UNITED STATES PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE 1933 ACT, OR (D) INSIDE THE UNITED STATES IN A TRANSACTION EXEMPT FROM REGISTRATION AND APPLICABLE STATE SECURITIES LAWS, AND IN THE CASE OF (D), AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY.

EMX 2010 $2.50 Unit PP

IF THE COMPANY IS A FOREIGN ISSUER (AS DEFINED IN REGULATION S UNDER THE 1933 ACT), A NEW CERTIFICATE NOT BEARING ANY LEGEND MAY BE OBTAINED FROM THE COMPANY’S TRANSFER AGENT UPON DELIVERY OF THIS CERTIFICATE AND A DULY EXECUTED DECLARATION, IN A FORM SATISFACTORY TO THE COMPANY AND ITS TRANSFER AGENT, TO THE EFFECT THAT THE SALE OF THE SECURITIES REPRESENTED HEREBY IS BEING MADE IN COMPLIANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT.

(w)

Warrants held by U.S. Subscribers and U.S. Persons may only be exercised in circumstances where there is an exemption from the registration requirements of the 1933 Act available and applicable state securities laws of the United States of America and upon the original issue of the Warrants each certificate representing the Warrants and all certificates issued in exchange therefor or in substitution or transfer thereof, shall bear the following legend:

THESE WARRANTS AND THE SECURITIES ISSUABLE UPON EXERCISE OF THESE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “1933 ACT”) OR APPLICABLE STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE COMPANY THAT SUCH SECURITIES MAY BE OFFERED, SOLD OR OTHERWISE TRANSFERRED ONLY (A) TO THE COMPANY, (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE 1933 ACT, (C) INSIDE THE UNITED STATES PURSUANT TO AN EFFECTIVE REGISTRATION UNDER THE 1933 ACT, OR (D) INSIDE THE UNITED STATES IN A TRANSACTION EXEMPT FROM REGISTRATION AND APPLICABLE STATE SECURITIES LAWS, AND IN THE CASE OF (D), AFTER PROVIDING A LEGAL OPINION OR OTHER EVIDENCE SATISFACTORY TO THE COMPANY. THESE WARRANTS MAY NOT BE EXERCISED BY OR ON BEHALF OF A U.S. PERSON OR PERSON WITHIN THE UNITED STATES UNLESS REGISTERED UNDER THE 1933 ACT AND APPLICABLE STATE SECURITIES LAWS OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. AS USED HEREIN, THE TERMS ‘UNITED STATES’ AND ‘U.S. PERSON’ HAVE THE MEANINGS ASSIGNED TO THEM IN REGULATION S UNDER THE 1933 ACT.

(x)	the Company

	(i)	may not be, at the time U.S. Subscribers sell the Securities and Warrant Shares or at any other time, a ‘foreign issuer’, as such term is defined in the 1933 Act,

	(ii)	is under no obligation to become, or to remain, a foreign issuer, and

EMX 2010 $2.50 Unit PP

(iii)	may engage in one or more transactions which could cause the Company not to be a foreign issuer, and accordingly, if the Company is not a foreign issuer at the time of any sale pursuant to Rule 904 of Regulation S, the certificates representing the Securities and Warrant Shares delivered to the buyer may continue to bear the applicable legend described above;

(y)	no determination has been made whether the Company will be a ‘passive foreign investment company’ (PFIC) within the meaning of Section 1291 of the United States Internal Revenue Code; and

(z)

the Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differs in some respects from United States of America GAAP, and thus may not be comparable to financial statements of United States of America companies.

8.          Representations, Warranties and Covenants of the Subscriber

The Subscriber hereby represents and warrants to, and covenants with, the Company and to any Finder (on the Subscriber’s own behalf and, if applicable, on behalf of each principal for which it is acting as an agent), which representations, warranties and covenants shall survive Closing, that:

(a)	if the Subscriber is subscribing for the Securities as principal for its own account, it is

All Subscribers

	(i)	resident in the jurisdiction set out at the beginning of this Agreement;

	(ii)	subscribing for such Securities for investment only and not for the benefit of any other person or for resale, distribution or other disposition of the Securities, and

(iii)

not a party to any contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person, or anyone else, the Securities, or any part thereof, or any interest therein and the Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement,

Canadian Subscribers

(iv)	subscribing for a sufficient number of Securities that the aggregate acquisition cost is not less than CAD($) 150,000, or

(v)	an ‘accredited investor’ as evidenced on the completed Schedule I, Accredited Investor Confirmation – Canadian Subscribers, delivered with this Agreement, or

Canadian Close Personal Friend & Business Associate Subscribers, except residents of Ontario & Saskatchewan

(vi)

resident in Canada, other than in Ontario or Saskatchewan, and is a director, executive officer, control person or founder of the Company or a close personal friend, close business associate, spouse, parent, grandparent, sibling or child (or a parent, grandparent, sibling or child of a spouse) of a director, executive officer, control person or founder of the Company as evidenced on the completed Schedule II, Confirmation of Relationship – Canadian Subscribers (except Ontario & Saskatchewan), delivered with this Agreement,

EMX 2010 $2.50 Unit PP

-or-

Ontario Related Person Subscribers

(vii)

resident in Ontario and is a founder or control person of the Company or a spouse, parent, grandparent, sibling or child of a director, executive officer or founder of the Company as evidenced on the completed Schedule III, Confirmation of Relationship – Ontario Subscribers, delivered with this Agreement,

-or-

U.S. Subscribers

(viii)

resident in the United States of America and is either a U.S. Person (as defined in Schedule II, Accredited Investor Confirmation – U.S. Subscribers) or otherwise subject to the securities laws thereof,

(ix)	an Accredited Investor as set out in the completed Schedule II, Accredited Investor Confirmation – U.S. Subscribers, delivered with this Agreement,

(x)	subscribing for the Securities for investment only and not for the benefit of any other person or for resale, distribution or other disposition of the Securities,

(xi)

not a party to any contract, undertaking, agreement or arrangement with any person to sell, transfer or pledge to such person, or anyone else, the Securities, or any part thereof, or any interest therein and the Subscriber has no present plans to enter into any such contract, undertaking, agreement or arrangement,

(xii)	not planning to offer, sell or otherwise transfer any of the Securities, and, if it does, it will not offer, sell or otherwise transfer any of the Securities, directly or indirectly, unless

	(A)	the sale or transfer is to the Company,

(B)

the sale or transfer is made outside the United States of America in a transaction meeting the requirements of Rule 904 of Regulation S under the 1933 Act (or such rule or regulation promulgated by the United States Securities and Exchange Commission as is then in effect) and in compliance with applicable local laws and regulations,

	(C)	the sale or transfer is made pursuant to an effective registration under the 1933 Act, or

(D)

the Securities are sold or transferred in a transaction exempt from the registration requirements of the 1933 Act and applicable state laws and regulations governing the offer and sale of securities, and in the case of (D), it has furnished to the Company, prior to such sale or transfer, an opinion of counsel or other evidence of exemption, in either case, reasonably satisfactory to the Company,

EMX 2010 $2.50 Unit PP

(xiii)

not engaging and will not engage in any ‘directed selling efforts’ in the United States of America in respect of the resale of the Securities, or Warrant Shares, which includes any activities undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States of America for the resale of the Securities (for the purposes hereof ‘directed selling efforts’ are defined in Regulation S of the 1933 Act and include any activities undertaken for the purpose, or that could reasonably be expected to have the effect, of conditioning the market in the United States for the resale of the Securities or Warrant Shares such as placing an advertisement referring to the Private Placement in a publication with a ‘general circulation in the United States’ being any publication that (i) is printed primarily for distribution in the United States, or has had, during the preceding 12 months, an average circulation in the United States of 15,000 or more copies per issue, or (ii) the United States edition of any publication printing a separate edition for the United States if the publication, without considering its United States edition, would not constitute a publication with a general circulation in the United States); and

(xiv)

not subscribing for the Securities as a result of any form of ‘general solicitation’ or ‘general advertising’ (as those terms are used in Regulation D under the 1933 Act), including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or other form of telecommunications, including electronic display, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising;

-or-

United Kingdom Subscribers

(xv)	resident in the United Kingdom,

(xvi)	a member of one of the categories of applicable English law in respect of which stamp duty or stamp duty reserve tax is not payable,

(xvii)

not subscribing for the Securities as nominee or agent of, and is not itself, a person who is or may be liable to notify and account for stamp duty or stamp duty reserve tax at any of the increased rates referred to in sections 67 to 72 inclusive and sections 93 to 97A inclusive of the Finance Act 1986 (Depositary Receipts and Clearance Services) and, in the event of any breach of this representation and warranty, neither the Company nor any Finder will have any liability to the Subscriber or other persons in respect of such duty or tax,

(xviii)

the kind of investor described in section 86(7) of the Financial Services and Markets Act 2000 (the “FSMA”) and falls within one or more of the categories of investors set out in Article 19 (Investment Professionals) or Article 49 (high net worth companies, unincorporated associations, etc.) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or are a person otherwise lawfully authorized to receive such financial promotions,

EMX 2010 $2.50 Unit PP

(xix)	subscribing for the Securities for investment only and will not make any offer to the public thereof as described in Schedule 11 to the FSMA,

(xx)

aware any Finder is not acting for the Subscriber and it does not expect the Finder to have any duties or responsibilities towards the Subscriber for providing the protections afforded to customers or clients under the Conduct of Business Sourcebook of the Financial Services Authority (“FSA”) or advising the Subscriber with regard to the Private Placement, and the Subscriber is not, and will not be, a customer or client of the Finder as defined by the FSA Conduct of Business Sourcebook and the Finder will not treat any payment by the Subscriber pursuant to this Agreement as client money governed by the FSA Conduct of Business Sourcebook, and

(xxi)

aware of its obligations under the Criminal Justice Act 1993 and, in connection with money laundering, under the Money Laundering Regulations 2003, the Proceeds of Crime Act 2003 and the Money Laundering Sourcebook of the Rules of the FSA (collectively, the “Regulations”) and it has identified its clients in accordance with the Regulations and complied with its obligations pursuant to the Regulations,

-or-

Other Subscribers

(xxii)	resident in a jurisdiction other than Canada, United States of America or United Kingdom;

(xxiii)

is knowledgeable of, or has been independently advised as to, the securities laws, regulations, rules, orders, rulings, notices, policies and written interpretations (“Applicable International Laws”) in the jurisdiction in which the Subscriber is resident (the “International Jurisdiction”) applicable to the Subscriber’s acquisition of the Securities;

(xxiv)

to the best of its knowledge, the Subscriber is purchasing the Securities pursuant to, or does not require, exemptions from registration, prospectus and any other requirements under the Applicable International Laws;

(xxv)

to the best of its knowledge, the Applicable International Laws do not require the Corporation to make any filings with or seek any consents or approvals of or from any securities regulator in the International Jurisdiction in connection with the issue and sale or resale of the Securities purchased by the Subscriber;

(xxvi)

to the best of its knowledge, the purchase of Securities by the Subscriber does not trigger (A) any obligation to prepare and file a prospectus, registration statement or any other document or report in the International Jurisdiction, or (B) any one-time or ongoing disclosure reporting obligation of the Corporation in the International Jurisdiction;

EMX 2010 $2.50 Unit PP

(b)

if it is not subscribing for the Securities for its own account but for one or more accounts that permit the Subscriber to purchase securities on behalf of such accounts in the Subscriber’s sole discretion without reference to, or specific instructions regarding such investment from, the holders of such accounts (commonly called ‘fully managed’ accounts), the Subscriber is duly authorized to enter into this Agreement and complete the transactions contemplated hereby and is

(i)

a trust company or trust corporation registered or authorized to carry on business under the Trust and Loan Companies Act (Canada) or comparable legislation in a province or territory of Canada or a foreign jurisdiction and the Subscriber is subscribing for such Securities as an agent or trustee for accounts that are fully managed by it, or

(ii)

an adviser managing the investment portfolios of clients through discretionary authority granted by one or more clients, and is (1) registered as such an adviser under the Canadian Securities Legislation or is exempt from such registration, or (2) located in a jurisdiction other than Canada and, in either (1) or (2), is subscribing for the Securities as an agent for accounts that are fully managed by it, and

(iii)

resident in Canada and the aggregate acquisition cost for such Securities is not less than CAD($) 150,000, or resident outside of Canada and subscribing for the Securities in accordance with the laws of its principal’s jurisdiction of residence and, if that jurisdiction is the United Kingdom, it satisfies and makes the representations and warranties set out in sub-paragraph (a) under the heading ‘United Kingdom Subscribers’ or the account holders are persons of the kind described in described in section 86(7) of the FSMA;

(c)

if it is not subscribing for the Securities for its own account or one or more accounts that are ‘fully managed’ by it but is subscribing on behalf of certain principals for which it is acting as agent, the Subscriber is duly authorized to enter into this Agreement and complete the transactions contemplated hereby and each such principal

	(i)	is disclosed in the appropriate section at the beginning of this Agreement,

	(ii)	is subscribing as principal for its own account as an investment and not for the benefit of any other person or with a view to the resale, distribution or other disposition of the Securities, and

	(iii)	satisfies the conditions and makes the representations and warranties set out in paragraph (a), as applicable,

and the Subscriber acknowledges that the Company is required by law to disclose to certain regulatory authorities the identity of each such principal for whom it is acting and consents to such disclosure;

(d)

if the Subscriber is resident in Canada and it is not an individual, corporation or limited partnership, it is subscribing for Securities for not less than CAD($) 150,000 and each member of the general partnership, syndicate or other unincorporated organization which is the beneficial subscriber, or each beneficiary of the trust which is the beneficial subscriber, as the case may be, has completed, signed and delivered to the Company a Schedule I (Accredited Investor Confirmation – Canadian Subscribers & non-Canadian Portfolio Managers) or is an individual who has an aggregate subscription cost for the Securities of at least CAD($) 150,000;

EMX 2010 $2.50 Unit PP

(e)

If the Subscriber is resident in British Columbia, Alberta, Saskatchewan, Manitoba, Yukon Territory, Northwest Territories or Nunavut, a Finder has introduced the Subscriber to the Company and the Finder is not, to the Subscriber’s knowledge, registered under Canadian or foreign securities legislation, the Finder has not advised, recommended or otherwise represented to the Subscriber that the Securities are suitable for the Subscriber, with regard to the Subscriber’s

	(i)	investment needs and objectives,

	(ii)	financial circumstances, or

	(iii)	risk tolerance, and

the Finder does not hold or have access to the Subscriber’s assets;

(f)

if the Subscriber is not a U.S. Subscriber, the Subscriber is not a U.S. Person or a person in the United States of America and is not subscribing for the Securities for the account or benefit of a U.S. Person or a person in the United States of America;

(g)

the Subscriber is not subscribing for the Securities as a result of knowledge of any material fact or information about the affairs of the Company that is not generally known to the public, except knowledge of this particular transaction;

(h)

its decision to execute this Agreement and subscribe for the Securities has not been based on any oral or written representation (other than those contained in this Agreement) made by or on behalf of the Company or the Finder but was based entirely upon the Subscriber’s review of information contained in the Public Record and the Subscriber’s knowledge of the Company’s affairs;

(i)	it has had the opportunity to

	(i)	access and review the Public Record, and

(ii)

ask questions of, and receive answers from, the Company and its advisors regarding the Company and its business and financial condition and, as a result of the foregoing, including the previous sub-paragraph, the Subscriber believes that it has received all the information which it considers necessary for deciding whether to invest in the Securities;

(j)

pursuant to the Resale Instrument and the policies of the Exchange, the Subscriber will not transfer the Securities and Warrant Shares for a period of four months from the Closing Date except in compliance with the Resale Instrument and the policies of the Exchange and will comply with such notice and other requirements under applicable securities legislation upon disposition;

(k)

neither the Subscriber nor any party on whose behalf it is acting has been created, established, formed or incorporated solely, or is used primarily, to acquire securities or to permit the purchase of the Securities without a prospectus in reliance on an exemption from the prospectus requirements of applicable securities legislation;

EMX 2010 $2.50 Unit PP

(l)	the Subscriber and any beneficial subscriber for whom it is acting are resident in the jurisdiction set out on the first two pages of this Agreement;

(m)

the entering into of this Agreement and the transactions contemplated hereby do not result in the violation of any of the terms and provisions of any law applicable to, or the constating documents of, the Subscriber or of any agreement, written or oral, to which the Subscriber may be a party or by which the Subscriber is or may be bound;

(n)

if the Subscriber is an individual (i.e. a human being), it has the legal capacity and competence to enter into and execute this Agreement and to take all actions required pursuant hereto and, if the Subscriber is a corporation, limited or general partnership, trust or other type of person other than an individual, it is duly incorporated or otherwise created and validly subsisting under the laws of its jurisdiction of incorporation or creation and all necessary approvals by its directors, shareholders and others have been obtained to authorize execution of this Agreement on behalf of the Subscriber;

(o)	the Subscriber has duly executed and delivered this Agreement and it constitutes a valid and binding agreement of the Subscriber enforceable against the Subscriber;

(p)

no authorization, consent, order or approval of or notice to any federal, provincial, state, territorial, municipal or foreign regulatory body or official must be obtained or given, and no waiting period must expire, before this Agreement and the transactions contemplated herein can be consummated by the Subscriber;

(q)	this subscription has not been induced by any representations or warranties by any person whatsoever with regard to the present or future value of the Securities;

(r)

it consents to the Company giving instructions to its transfer agent to make a note in the transfer agent’s records and place restrictive legends on the certificates representing the Securities in order to implement the restrictions on transfer set forth in this Agreement;

(s)	none of the funds the Subscriber is using to subscribe for the Securities

(i)

have been or will be derived from or related to any activity that is prohibited by, or deemed criminal under, the laws of the jurisdiction in which the Subscriber is resident or, to the best of its knowledge, any other jurisdiction, or

(ii) are being tendered on behalf of a person or entity who has not been identified to the Subscriber; and

(t)

the Subscriber is an experienced investor in speculative securities of corporations in the development stage and is able to fend for itself, can and will bear the economic risk of its investment, understands the characteristics of the Securities and has such knowledge and experience in financial and business matters such that it is capable of evaluating the merits and risks of the investment in the Securities.

The foregoing representations, warranties and covenants are made by the Subscriber with the intent that they be relied upon by the Company in determining the Subscriber’s suitability as a purchaser of the Securities and are true and correct as of the date of this Agreement and the Closing Date. The Subscriber hereby agrees to indemnify the Company and any Finder and their respective directors, officers, employees, advisors, affiliates, shareholders, partners and agents from and against all losses, claims, costs, expenses and damages or liabilities whatsoever including, but not limited to, any fees, costs and expenses reasonably incurred in investigating, preparing or defending against any litigation, administrative proceeding or investigation commenced or threatened or any claim arising out of or based upon a breach of any such representations, warranties and covenants which they may suffer or incur as a result thereof. The Subscriber will immediately notify the Company of any change in any representation, warranty or other information relating to the Subscriber set forth herein which occurs before the Closing Date.

EMX 2010 $2.50 Unit PP

8.          Representations, Warranties and Covenants of the Company

The Company represents and warrants to, and covenants with, the Subscriber (which representations, warranties and covenants shall survive Closing) that:

(a)

the Company and its subsidiaries, if any, are valid and subsisting corporations duly incorporated, continued or amalgamated and in good standing under the laws of the jurisdictions in which they are incorporated, continued or amalgamated with respect to all acts necessary to maintain their corporate existence;

(b)

the Company and its subsidiaries, if any, are duly registered or licensed to carry on business in the jurisdictions in which they are required to be so registered or licensed to carry on business or own property or assets and are carrying on their business and owning their property and assets, in all material aspects, in accordance with all applicable laws, regulations and other requirements, including environmental laws, regulations and requirements, and have not received any notice of a breach thereof which would have a material adverse effect on the Company, its subsidiaries or their business (taken as a whole) except where it is in good faith attempting to remedy such breach or contesting such notice;

(c)

neither the Company nor any of its subsidiaries, if any, is a party to any actions, suits or proceedings which could materially affect its business or financial condition, and no such actions, suits or proceedings have been threatened or, to the best of the Company’s knowledge, are pending, except as disclosed in the Public Record;

(d)

the Company is the beneficial owner of the properties, business and assets or the interests in the properties, business and assets disclosed in the Public Record, all agreements by which the Company holds an interest in a property, business or asset are in good standing according to their terms except as disclosed in the Public Record or where any such default would not have a material adverse effect on such properties, business and assets, and there has not been any breach of the applicable laws of the jurisdictions in which such properties, business and assets are situated which would have a material adverse effect on such properties, business and assets;

(e)

the Public Record and the representations contained in this Agreement are accurate in all material respects and omit no fact, the omission of which would make the filings comprising the Public Record or such representations misleading in light of the circumstances in which such statements or representations were made;

(f)	the Financial Statements accurately reflect the financial position of the Company as at the date thereof and have been properly prepared in accordance with Canadian GAAP;

EMX 2010 $2.50 Unit PP

(g)

no adverse material changes in the financial position of the Company have taken place since the date of the latest balance sheet contained in the Financial Statements, except as has been publicly disclosed;

(h)

the Company has properly prepared and filed all tax returns and all taxes payable have been paid except where the Company is contesting in good faith any re-assessments of its taxes payable thereunder;

(i)

except as disclosed in the Public Record and for options granted in the ordinary course under the Company’s stock option plan, there are no outstanding options, warrants or other securities exercisable to purchase or convertible or exchangeable into common shares of the Company;

(j)	the Company has complied, and will comply, with all applicable corporate and securities laws and regulations in connection with the offer, sale and issuance of the Securities;

(k)

the offer, sale and issuance of the Securities, and the delivery of the certificates representing them, by the Company does not and will not conflict with and does not and will not result in a breach of any of the terms, conditions or provisions of its constating documents or any agreement or instrument to which the Company is a party;

(l)	the Company’s authorized common share capital consists of an unlimited number of shares without par value;

(m)

this Agreement has been duly authorized by all necessary corporate action on the part of the Company and, subject to acceptance by the Company, constitutes a valid obligation of the Company legally binding upon it and enforceable in accordance with its terms subject to such limitations and prohibitions in applicable laws relating to bankruptcy, insolvency, liquidation, moratorium, reorganization, arrangement or winding-up and other laws, rules and regulations of general application affecting the rights, powers, privileges, remedies and interests of creditors generally;

(n)

the sale and issuance of the Securities, and the delivery of the certificates representing them, will have been approved by all requisite corporate action on or before the Closing Date and, upon issue and delivery at the Closing, the Shares will be validly issued as fully paid and non-assessable and the Warrants will be validly issued and the certificates representing the Securities will be validly delivered;

(o)

no order ceasing or suspending trading in the Securities nor prohibiting sale of the Securities has been issued to and is outstanding against the Company or its directors, officers or promoters and, to the best of the Company’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

(p)

the Company is a reporting issuer under Canadian Securities Legislation in British Columbia and Alberta, its common shares are listed for trading on the Exchange and the Company is not in default in any material respect of any requirement of such Canadian Securities Legislation or the Exchange; and

(q)

there shall not be any consents, approvals, authorizations, orders or agreements of any stock exchanges, securities commissions or similar authorities in Canada, governmental agencies or regulators, courts or any other persons which may be required for the issuance of the Securities and the delivery of certificates representing the Securities to the Subscriber, not obtained and not in effect on the date of delivery of such certificates.

EMX 2010 $2.50 Unit PP

9.          Costs

The Subscriber acknowledges and agrees that all costs and expenses incurred by the Subscriber (including any fees and disbursements of any special counsel retained by the Subscriber) relating to the acquisition of the Securities shall be borne by the Subscriber.

10.        Appointment of the Finder

The Subscriber (and any others for whom the Subscriber is contracting hereunder) hereby appoints the Finder as its attorney, with full power of substitution, and authorizes it to:

(a)	act as its representative at the Closing and execute in its name and on its behalf all closing receipts and documents required;

(b)	complete or correct any errors or omissions in any form or document provided by the Subscriber;

(c)	negotiate, settle and approve any opinions, agreements or certificates (including any Warrant certificates) to be entered into in connection with this transaction;

(d)

amend or waive, in whole or in part, any representations, warranties, covenants or conditions for the benefit of the Subscriber contained in this Agreement and extend the time for compliance with any of the conditions of closing, all in such manner and on such terms and conditions as the Finder may determine, acting reasonably;

(e)	receive on its behalf, certificates representing the Securities purchased under this Agreement; and

(f)	exercise any rights of termination contained in this Agreement.

This power of attorney is irrevocable, is coupled with an interest and has been given for valuable consideration, the receipt and adequacy of which are acknowledged. This power of attorney and other rights and privileges granted hereunder will survive any legal or mental incapacity, dissolution, bankruptcy or death of the Subscriber (including any principal, if the Subscriber is acting as an agent for a disclosed principal). This power of attorney extends to the heirs, executors, administrators, other legal representatives and successors, transferees and assigns of the Subscriber (including any disclosed principal). Any person dealing with the Finder may conclusively presume and rely upon the fact that any document, instrument or agreement executed by the Finder pursuant to this power of attorney is authorized and binding on the Subscriber (including any disclosed principal), without further inquiry. The Subscriber (including any disclosed principal) agrees to be bound by any representations or actions made or taken by the Finder pursuant to this power of attorney, and waives any and all defences that may be available to contest, negate or disaffirm any action of the Finder taken in good faith under this power of attorney.

11.        Fee to Finder

The Subscriber understands that, at the Closing, any Finder will receive a fee from the Company consisting of:

EMX 2010 $2.50 Unit PP

(a)	that number of Units equal to 5% of the proceeds from the sale of Securities to investors introduced to the Company by the Finder;

(b)

non-transferable compensation warrants entitling the Finder to purchase, for a period of two years from the Closing Date, that number of Shares as is equal to 5% of the number of Securities sold by the Company to investors introduced to the Company by the Finder, at a price of CAD($) 2.65 per Share; and

(c)

one of the Finders, Global Resource Investments, Ltd., is controlled by The Rule Family Trust which is an insider of the Company through its ownership of greater than 10% of the outstanding Shares, it does not have a representative on the Company’s Board of Directors and, if the Private Placement is fully subscribed, such ownership will be reduced (ignoring any Units issued under (a) above) from approximately 12.7% to 10.9%.

12.        Governing Law

This Agreement, any dispute arising from or related hereto and all related rights, duties and remedies shall be governed by the laws of the province of British Columbia governing contracts made and to be performed therein, without reference to its principles governing the choice or conflict of laws. The Subscriber, in its personal or corporate capacity and, if applicable, on behalf of each beneficial subscriber for whom it is acting, irrevocably attorn to the jurisdiction of the courts of the province of British Columbia.

13.        Personal Information

The Subscriber (on its own behalf and, if applicable, on behalf of any person for whose benefit the Subscriber is subscribing) consents to the Company:

(a)	collecting the Subscriber’s (and that of any person for whose benefit the Subscriber is subscribing) personal information for the purposes of completing the Subscriber’s subscription;

(b)	retaining the personal information for as long as permitted or required by applicable law or business practices; and

(c)

providing the personal information to various governmental and regulatory authorities, as may be required by applicable securities laws, stock exchange rules, and the rules of the Investment Industry Regulatory Organization of Canada (IIROC), or to give effect to this Agreement.

The Subscriber represents and warrants that it has the authority to provide the consents and acknowledgments set out in this paragraph on behalf of all persons for whose benefit the Subscriber is subscribing.

If the Subscriber is resident in Ontario, it acknowledges it has been notified by the Company:

(a)	of the delivery to the Ontario Securities Commission (the “OSC”) of the Subscriber’s personal information;

(b)	that the Subscriber’s personal information is being collected indirectly by the OSC under the authority granted to it in securities legislation;

EMX 2010 $2.50 Unit PP

(c)	the Subscriber’s personal information is being collected for the purposes of the administration and enforcement of the securities legislation of Ontario; and

(d)	the contact information of the public official in Ontario who can answer questions about the OSC’s indirect collection of personal information is

Administrative Support Clerk
Ontario Securities Commission
Suite 1903, Box 55, 20 Queen Street West
Toronto, Ontario M5H 3S8
Telephone 416-593-3684, Facsimile 416-593-8252

and authorizes the Company to collect such personal information and deliver it to the OSC.

14.        Survival

This Agreement including, without limitation, the representations, warranties and covenants contained herein, shall survive and continue in full force and effect and be binding upon the parties for a period of one year after the Closing Date notwithstanding the completion of the purchase of the Securities by the Subscriber and any subsequent disposition by the Subscriber of the Securities or Warrant Shares.

15.        Assignment

This Agreement is not transferable or assignable.

16.        Execution & Delivery

The Company shall be entitled to rely on delivery by facsimile of an executed copy of this Agreement and acceptance by the Company of such facsimile copy shall be equally effective to create a valid and binding agreement between the Subscriber and the Company in accordance with the terms hereof.

17.        Severability

The invalidity or unenforceability of any particular provision of this Agreement shall not affect or limit the validity or enforceability of the remaining provisions of this Agreement.

18.        Entire Agreement

Except as expressly provided in this Agreement and in the agreements, instruments and other documents contemplated or provided for herein, this Agreement contains the entire agreement between the parties with respect to the subscription for the Securities and there are no other terms, conditions, representations or warranties, whether expressed, implied, oral or written, by statute or common law, by the Company, the Subscriber, or any third party.

19.        Amendments & Waivers

No amendment or waiver of the provisions of this Agreement shall be effective unless in writing and signed by all of the parties hereto.

EMX 2010 $2.50 Unit PP

20.        Notice

Unless otherwise provided herein, any notice or other communication to a party under this Agreement may be made, given or served by registered mail, postage pre-paid, by telecopier or by delivery to the parties at the addresses as set out in this Agreement. Any notice or other communication:

(a)	mailed shall be deemed to have been received on the fifth business day following its mailing;

(b)	telecopied shall be deemed to have been received on the business day following the date of transmission; and

(c)	delivered shall be deemed to have been received on the date of delivery.

In the event of a postal strike or delay affecting mail delivery, the date of receipt of any notice by mail is deemed to be extended by the length of such strike or delay. Each party may change its address for service at any time by providing notice in writing of such change to the other party.

21.        Securities Regulatory Approval

This Agreement shall be subject to the approval of all securities regulatory authorities having jurisdiction.

EMX 2010 $2.50 Unit PP